

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 13, 2010

Michael B. Moneymaker
Executive Vice President and Chief Financial Officer
NTELOS Holdings Corp.
401 Spring Lane, Suite 300
PO Box 1990
Waynesboro, VA 22980

      **RE: NTELOS Holdings Corp.
            Form 10-K for the year ended December 31, 2009
            Filed February 26, 2010
            Definitive Proxy Statement
            Filed April 15, 2010
            File No. 0-51798**

Dear Mr. Moneymaker:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 26, 2010

Item 1. Business
Wireline Business, Overview, page 9

1. Please tell us how you accounted for your fiber swap agreement. Refer to your basis in the accounting literature.

Overview, page 42
Goodwill and Indefinite-lived Intangibles, page 63
Property, Plant and Equipment and Other Long-lived Assets, page 78

2. Per your disclosure on page 42, "the magnitude of the impact from the economy and competition may be greater than we anticipate" and could trigger a revaluation which could result in an impairment charge. In this regard, we note that goodwill represents 11.5% or more of your assets as of December 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

   - Percentage by which fair value exceeded carrying value as of the most recent step-one test
   - Amount of goodwill allocated to the unit
   - Description of the methodology used to determine fair value
   - Description of key assumptions used and how the key assumptions were determined
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

   Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

3. We note that radio spectrum licenses and franchise rights collectively accounted for 16.8 % of total assets as of December 31, 2009. We note that revenues, operating income, and segment income have slowed or have been trending downwards in recent quarters due to the negative impact of the current economic environment, competition, and market saturation. In light of the significance of your radio spectrum licenses' and franchise rights aggregate balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of licenses and rights. For each unit of accounting (with a material license and/or rights balance) that faces impairment risk, please disclose:

   - The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

- Describe the nature of the valuation techniques you employed in performing the impairment test. If you used a discounted cash flow methodology, addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.
- The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with your proposed disclosure in response to this comment.

Consolidated Statements of Cash Flows, page 72

4. Please reconcile your operating cash flows to net income under ASC 230-10-45-28.

Operating Leases, page 81

5. We note your disclosure that the minimum lease term for most leases includes the initial non-cancelable term plus *at least one renewal period … or renewal option periods that are reasonably assured.* Tell us how your lease term complies with the requirement in ASC 840-20-20 and how you determined that the renewal option periods are reasonably assured.

Note 11 – Pension Plan and Other Postretirement, page 93

6. Please expand your disclosures to address significant concentrations of risk within plan assets or tell us why such disclosures are not required. In particular, please provide

- A further breakdown of the bonds and debt securities held by type of issuer (national, state and local governments as well as corporations).
- The extent to which adjustments were made to return-on-assets assumptions based on historical returns and how those adjustments were determined
- The level within the fair value hierarchy in which the fair value measurements in their entirety fall,

Refer to ASC Topic 715-20-50-1(d)(5)(ii)-(iv).

Definitive Proxy filed April 15, 2010

Board Leadership Structure and Role in Risk Oversight, page 12

7. We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies are not reasonably likely to have a material adverse effect on the company.

Long-Term Incentive Compensation, page 32

8. We note that the compensation committee utilized peer data and "other qualitative factors related to length of service and performance" in determining the long-term incentive amount awarded to each named executive officer. We also note that the amounts awarded varied from 52% to 99% of the target award contemplated by the peer group data. Discuss how the compensation committee's consideration of these factors resulted in the amount of options and restricted stock granted to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

                              Sincerely,

                              /s Kyle Moffatt
                              Larry Spirgel
                              Assistant Director